

Zao Wou-Ki (1921–2013)



Zao Wou-Ki's masterful abstractions secured the artist's legacy as the preeminent Chinese painter of the post-war era.

INVESTMENT THESIS

Price Appreciation of Similar Works

17.9%

Initial Offering

$4,027,000

Similar Sales


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Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant +38 years
2020 Auction Sales	significant $158,129,017
Repeat Sales	view

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DEAL SHEET

WHY WE LIKE THIS PAINTING

- The Painting is a medium-scale, bright blue example from Zao Wou-Ki's "Hurricane Period", named for the artist's calligraphy-inspired style of abstraction that emerged between 1959 to 1972.
- As of October 2021, 3 of the artist's top 10 auction records were created during the "Hurricane Period" and exhibit various blue compositions like the Painting.
- Works of similar scale executed in different colors have sold well at auction, including *23/04/60* (1960) in red-orange, which sold for $9.3mm in April 2021, and *14.5.63* (1963) in green, which sold for $5mm in June 2021. A larger format blue painting from the period, *09/03/65* (1965), sold in December 2020 for $9.77mm.
- Although there are no guarantees, similar works have shown attractive historical price appreciation at auction of 17.9% annualized from 1989 to 2020.
- Together with his peers Wu Guanzhong and Chu Teh-Chun, Zao Wou Ki has informally been deemed one of the "Three Musketeers of Chinese Modernism."
- Zao's painting career accelerated in the 1960s. In 1968, the year the Painting was executed, Zao's work was exhibited alongside Western masters including Picasso as part of the traveling exhibition, "Painting in France 1900-1967", which brought his work to major American museums including the National Gallery of Art in Washington, DC, the Metropolitan Museum of Art in New York, and the Boston Museum of Fine Arts.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$158,129,017	373

ZAO WOU-KI

b. 1921, China–d. 2013, Switzerland



$4,027,000

INITIAL OFFERING

17.9%

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

Oil on canvas | 29 × 36 in. (74 × 91 cm.)

Zao Wou-Ki's masterful abstractions secured the artist's legacy as the preeminent Chinese painter of the post-war era.

The Painting is a medium-scale, bright blue example from the artist's "Hurricane Period," named for the swirling calligraphy-inspired style of abstraction that emerged in Zao Wou-Ki's work from 1959 to 1972. Works of the series generally exhibit a tripartite composition and a focal point of energetic brushstrokes, both of which are evident in the Painting. As of October 26, 2021, three of the artist's top ten auction records, created during the Hurricane Period, use various blue tones in their composition. Three larger blue paintings from the Hurricane Period have sold at auction since January 1, 2020 for prices in excess of $9 million: 19.11.59 (1950) which measures 45 inches by 58 inches and sold for HK$110,840,500 ($14,301,528) at Sotheby's Hong Kong on July 8, 2020; 18/11/66 (1966) which measures 38 inches by 77 inches and sold for HK$114,440,000 ($14,765,048) on July 10, 2020 at Christie's Hong Kong; 09/03/65 (1965), which measures 51 inches by 64 inches, sold at Christie's Hong Kong for HK$75,707,500 ($9,766,342) on December 2, 2020.

Works of a similar scale to the Painting executed in different colors have recently sold at auction for over $5 million: the green toned 14.5.63 (1963) sold for HK$38,834,000 ($5,002,555) on June 18, 2021, and the red-orange *12.04.60* (1960) sold for HK$72,000,000 ($9,277,127) on April 21, 2021. The Painting previously sold at Sotheby's Hong Kong on October 5, 2014 for HK$13,240,000 ($1,705,312) against a pre-sale auction estimate of HK$6,000,000 to HK$10,000,000 ($772,800 to $1,288,000), exceeding the pre-sale mid-estimate by 65.5%. The year, scale, blue palette, energetic composition, and execution make the Painting a desirable example by Zao Wou-Ki.

Zao Wou-Ki, like many of his Western contemporaries, became immersed in abstraction during the 1950s, however, the artist's approach was distinct in that he found many influences for his abstractions in Traditional Chinese painting. In 1959, the Kootz Gallery in New York City became the first to hold a

AS OF OCTOBER 26, 2021, ALL OF THE ARTIST'S TOP TEN AUCTION RECORDS HAVE BEEN ACHIEVED SINCE JANUARY 1, 2017, LED BY *JUIN-OCTOBRE 1985* (1985), WHICH SOLD ON SEPTEMBER 30, 2018 FOR HK$510,371,000 (US$65,204,488), FOLLOWED BY *04/01/79* (1979), WHICH SOLD ON DECEMBER 2, 2020 FOR CN¥174,800,000 (US$26,762,229), AND *29/01/64* (1964), WHICH SOLD ON NOVEMBER 25, 2017 FOR HK$202,600,000 (US$25,944,956).

solo exhibition of the artist's abstract canvases in the United States and established his presence in the Post-War movement alongside other painters it represented, such as Pierre Soulages, Hans Hoffmann and Robert Motherwell. Over the next decade, Zao's career continued to advance. In 1968, Zao was featured in the exhibition, "Painting in France 1900-1967," which brought his work to major American museums including the National Gallery of Art in Washington, DC, the Metropolitan Museum of Art in New York, and the Boston Museum of Fine Arts. In his lifetime, Zao was granted numerous exhibitions and retrospectives, including at the Grand Palais and the Bibliothèque Nationale de France in Paris, the Taipei Fine Arts Museum, the Hong Kong Museum of Art and the National Art Museum of China in Beijing, among others. Widely collected in China, Europe and the United States, the artist's market is globally diverse, and as of October 26, 2021, all of the artist's top ten auction records have been achieved since January 1, 2017, led by *Juin-Octobre 1985* (1985), which sold on September 30, 2018 for HK$510,371,000 (US$65,204,488), followed by *04/01/79* (1979), which sold on December 2, 2020 for CN¥174,800,000 (US$26,762,229), and *29/01/64* (1964), which sold on November 25, 2017 for HK$202,600,000 (US$25,944,956).

AUCTION RESULTS FOR SIMILAR WORKS[2]


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Zao Wou-Ki (b. 1921, Beijing, China - d. 2013, Nyon, Switzerland) was born as T'chao Wou-ki to the T'chao family and raised in Nantung, a town north of Shanghai in the Jiangsu province of China. At the age of fifteen, Zao was accepted to the prestigious Hangzhou National College of Art, now known as the China Academy of Art, where he would spend the following six years learning from both Chinese and Western teachers. This was a formative time for the artist, who together with his academy peers Wu Guanzhong and Zhu Dequn (Chu Teh-Chun) have been informally called the "Three Musketeers of Chinese Modernism." In 1941, the artist had his first solo exhibition in Chongqing, which drew inspiration from the works of the European Modernists he found on foreign postcards or in magazines. In 1946, the Cultural Attaché of the French Embassy in China, Vadime Elisseeff, organized for Zao's work to be included in a display of contemporary Chinese painters at the Cernuschi Museum in Paris. In 1948, not long before the Communist takeover of China, Zao permanently relocated to France and was eventually granted citizenship in 1964. Once in Paris, Zao settled in Montparnasse near the home of Alberto Giacometti, and developed a diverse network of friends, including fellow artists Pierre Soulages, Joan Mitchell and Sam Francis, among others.





ZAO WOU-KI,



1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Zao Wou-Ki, which meet the following criteria: paintings created between 1959 and 1972, to the best of our ability to determine, feature a prominently blue or deep blue composition, excluding teal or light blue, measure 19 inches by 19 inches to 46 inches by 46 inches, including the December 3, 2011 sale of *10.8.67*. Where the buyer's premium was unavailable due to incomplete data, the following buyer's premiums were applied: 10% applied to *10.8.67* (1967), which sold on December 3, 2011 at Poly International Auction, *10.12.59* (1959), which sold on April 18, 1999 at Christie's, and *1.10.62* (1962), which sold on April 12, 1998 at Christie's. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 17.9% CAGR implied from selected sales occurring from February 15, 1989 to October 22, 2020.